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April 27, 2017	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar Ms. Deborah O’Neal-Johnson Division of Investment Management Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	The Oberweis Funds Post-Effective Amendment Nos. 52 and 53
(File Nos. 33-9093 and 811-4854)

Dear Ms. O’Neal-Johnson:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on April 3, 2017 during our telephone conference regarding the post-effective amendment filings of the Trust made on February 1, 2017 (No. 52) and March 1, 2017 (No. 53).

Post-Effective Amendment No. 52 – Prospectus

1.	General

a.	Comment: Please confirm supplementally whether the Institutional Class shares will be used as “Clean Shares.”

Response: The Trust does not currently intend to use the Institutional Class shares as Clean Shares for which for which brokers could charge customers commissions to effect transactions.

2.	Fees and Expenses of the Fund

Comment: Please provide a completed fee table and expense examples prior to the effective date.

Response: The Trust has provided the staff with a completed fee table and expense examples.

3.	Principal Investment Strategies

a.	Comment: The Principal Investment Strategies section in the summary seems long. Please consider shortening it.

Response: The Trust believes the current disclosure is appropriate given the Micro-Cap Fund’s principal investment strategies. Accordingly, no change has been made in response to this comment.

Ms. Deborah O’Neal-Johnson

April 27, 2017

b.	Comment: Please confirm supplementally whether the Micro-Cap Fund may invest in non-U.S. or fixed income securities.

Response: The Fund does not invest in non-U.S. or fixed income securities as part of its principal investment strategy.

c.	Comment: Please add disclosure regarding the capitalization range of the Russell Micro-Cap Growth Index as of its most recent rebalancing date.

Response: The following sentence has been added after the first sentence of the first paragraph: As of March 31, 2017, the market capitalization range of the Russell Micro-Cap Growth Index was $11.6 million to $1.7 billion.

d.	Comment: If the Micro-Cap Fund’s 80% policy is not fundamental, disclose this fact and any policy to notify shareholders of a change.

Response: The Fund’s 80% policy is not fundamental. The following disclosure has been added to the end of the section entitled “Investment Objectives, Policies and Risks – Investment Objectives of the Funds”: Each Fund may change its 80% investment policy (as stated above) subject to approval by the Board of Trustees and at least 60 days’ prior notice to Fund shareholders.

4.	Fund Performance

Comment: Please provide completed performance information to the staff prior to the effective date.

Response: The Trust has provided the staff with completed performance information.

Post-Effective Amendment No. 53 – Prospectus

5.	General

a.	Comment: Please confirm supplementally whether the Institutional Class shares will be used as “Clean Shares.”

Response: The Trust does not currently intend to use the Institutional Class shares as Clean Shares for which brokers could charge customers commissions to effect transactions.

Ms. Deborah O’Neal-Johnson

April 27, 2017

6.	Fees and Expenses of the Fund

a.	Comment: Please provide completed fee tables and expense examples prior to the effective date.

Response: The Trust has provided the staff with completed fee tables and expense examples.

b.	Comment: Please explain why expenses are estimated for Institutional Class shares when the Funds have been in operations.

Response: Since the class is new, the Funds are not able to specifically calculate other expenses, and thus, other expenses are estimated.

c.	Comment: For any Fund with a footnote regarding an expense limitation agreement, please add the following to the end of the last sentence: in place at the time of the reimbursement or currently, whichever is less.

Response: The sentence has been revised accordingly.

d.	Comment: Please confirm supplementally that any expense limitation reflected in the expense examples only applies for the duration of the expense limitation agreement.

Response: The Trust confirms that any expense limitation reflected in the expense examples only applies for the duration of the expense limitation agreement.

7.	Principal Investment Strategies

Comment: Please confirm that the disclosure regarding the Funds’ derivative instruments is in substantial conformity with the Division of Investment Management’s guidance about derivative-related disclosure by investment companies, dated July 30, 2010.

Response: The Trust so confirms.

8.	Fund Performance

Comment: Please provide completed performance information to the staff prior to the effective date.

Response: The Trust has provided the staff with completed performance information.

*       *       *

Please call me at (312) 609-7616 if you have any questions.

Ms. Deborah O’Neal-Johnson

April 27, 2017

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce James A. Arpaia